EXHIBIT 99.1

Osisko Announces Share Repurchase and Secondary Offering

Transactions to Reduce Orion Share Ownership to 7.7%

MONTREAL, June 25, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX & NYSE: OR) is pleased to announce that Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, has entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets and BMO Capital Markets (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, an aggregate of 6,850,000 common shares of Osisko ("Common Shares") held by Orion at an offering price of $14.10 per Common Share (the "Secondary Offering Price") for total gross proceeds to Orion of $96,585,000 (the "Secondary Offering"). Osisko will not be receiving any of the proceeds of the Secondary Offering. Amounts are in Canadian dollars unless otherwise noted.

Orion has granted the Underwriters an over-allotment option, exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,027,500 Common Shares, at the Secondary Offering Price (the "Over-Allotment Option").

In a concurrent transaction, Osisko has agreed to purchase for cancellation 12,385,717 of its Common Shares from Orion (the "Share Repurchase"). The purchase price per Common Share to be paid by Osisko under the Share Repurchase will be the Secondary Offering Price. Payment from Osisko to Orion will consist of a combination of cash and the direct transfer of other equity securities currently held by Osisko. In a concurrent transaction, Osisko has also agreed to sell to separate entities managed by Orion Resource Partners certain other equity securities held by Osisko for cash.

Upon closing of the Secondary Offering and the Share Repurchase and prior to the exercise of the Over-Allotment Option, Orion's ownership of Osisko's issued and outstanding Common Shares will be reduced from 19.5% to 7.7%.

Benefits to Osisko:

  8% reduction in number of Osisko’s issued and outstanding common shares at an attractive price, resulting in an immediate positive impact on Osisko’s earnings per share and cash flow per share;
  Monetization of certain less liquid equity positions held by Osisko; and
  Overall reduction in the weight of Osisko’s equity portfolio in relation to the overall size of the business.

Sean Roosen, Chair and CEO of Osisko stated: "We are very pleased to be able to repurchase our shares from Orion in this transaction, which simplifies our core portfolio of marketable securities in the process. This sets the stage for easier valuation of Osisko in the marketplace, and continues our process of bringing our accelerator company investments to full cycle. Today’s transactions will allow us to continue growing our business and to expand upon our unique business model in a strengthening gold market. Since we started the company five years ago, we have rewarded our shareholders with dividends and share buy backs totaling $139 million, benefits from the success of the projects we have chosen for investment. We will continue working hard for our shareholders, taking advantage of our robust asset base and balance sheet."

Details of the Secondary Offering

Pursuant to the Secondary Offering, Orion will be selling a total of 6,850,000 Common Shares. The Common Shares will be offered by way of a short form prospectus in all of the provinces of Canada and in the United States under the multi-jurisdictional disclosure system adopted by the United States and Canada. A preliminary short form prospectus and a registration statement on Form F-10 relating to the Secondary Offering have been filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC"), respectively.

Orion has agreed with the Underwriters that its remaining Common Shares will be subject to a 180 day lock-up period, subject to customary exceptions.

Details of the Share Repurchase

As part of the Share Repurchase, Osisko has agreed to purchase for cancellation 12,385,717 of its Common Shares from Orion at the Secondary Offering Price, for an aggregate purchase price paid by Osisko to Orion in the amount of approximately $174.6 million (the "Aggregate Purchase Price").

Osisko will also sell to separate entities managed by Orion Resource Partners all of the shares of Victoria Gold Corp. (the "Victoria Disposition") and Dalradian Resources Inc. (the "Dalradian Disposition" and, together with the Victoria Disposition, the "Concurrent Investment Disposition") currently held by Osisko in exchange for cash consideration in the amount of $129.5 million.

The Aggregate Purchase Price will be satisfied by cash in the amount of $129.5 million as well as the direct transfer of certain other equity securities of exploration and development companies currently held by Osisko, as detailed in the table below.

Consideration Type	Value (C$ M)
Transfer of Equity Securities	$45.1
Cash	$129.5
Total Aggregate Purchase Price	$174.6

The following table sets out the equity positions which Osisko has agreed to transfer or sell to Orion or separate entities managed by Orion Resource Partners, as applicable, as part of the Share Repurchase, the Victoria Disposition or the Dalradian Disposition, as the case may be.

Company	Settlement	Shares	Value (C$ M)
Victoria Gold Corp.	Cash	154,517,996	$71.4
Dalradian Resources Inc.	Cash	38,267,014	$58.1
Aquila Resources Inc.	Transfer	49,651,857	$9.7
Highland Copper Company Inc.	Transfer	74,420,434	$3.0
Ascot Resources Ltd.	Transfer	6,974,129	$5.2
TerraX Minerals Inc.	Transfer	11,883,848	$5.0
Other positions	Transfer		$22.2
Total			$174.6

The Share Repurchase will result in an 8% reduction in basic Common Shares outstanding. Following the Share Repurchase, Osisko will have 142,896,914 Common Shares outstanding. Upon closing of the Share Repurchase and Concurrent Investment Disposition, Osisko's equity portfolio will continue to hold positions in Osisko Mining Inc., Barkerville Gold Mines Ltd., Falco Resources Ltd., Osisko Metals Incorporated and Minera Alamos Inc.

Osisko remains a significant financial partner to Victoria Gold as holder of its 5% net smelter return ("NSR") royalty on the Eagle Gold Mine. Sean Roosen will remain on the board of directors and stated "we have been and continue to be strong supporters of the Eagle Project and the Victoria board and management team. They have done an exceptional job on engineering and construction of the project. Of special note are the community, social and environmental programs the Victoria team has created and established in the Yukon. The Yukon and Eagle Gold Mine will continue to be an investment priority for Osisko for many years to come."

Orion will also cease to be entitled to nominate a director to the board of directors of Osisko, and Oskar Lewnowski, the current Orion nominee, will resign from the board in connection with the closing of these transactions.

The Share Repurchase is expected to be completed shortly following the date hereof with respect to 7,319,499 Common Shares, representing Common Shares acquired with the proceeds of the Dalradian Disposition and the direct transfer of equity securities under the Share Repurchase (the "Initial Repurchase"), and shortly after the initial Repurchase with respect to 5,066,218 Common Shares, representing Common Shares acquired with the proceeds of the Victoria Disposition, subject in each case to customary closing conditions, including receipt of an Advanced Ruling Certificate (ARC) under the Competition Act (Canada) in the case of the Victoria Disposition. Closing of the Secondary Offering is expected to occur on or about July 11, 2019, subject to completion of the Initial Repurchase and other customary closing conditions. As a result of the Share Repurchase, the Company will be suspending further purchases under its normal course issuer bid, which is set to expire in December 2019. Osisko will evaluate renewing its normal course issuer bid in due course.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the Secondary Offering. The Common Shares to be sold in the Secondary Offering described in this document may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before readers invest, they should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Secondary Offering. The Company has also filed a preliminary short form prospectus relating to the Secondary Offering with each of the provincial securities regulatory authorities in Canada. Potential investors may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or, when such documents become available, via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the Secondary Offering will arrange to send potential investors the prospectus without charge if requested in the U.S. from CIBC Capital Markets, 425 Lexington Avenue, 5th floor, New York, NY, by telephone at (800) 282-0822, or by email at useprospectus@cibc.com or BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627, or by email at bmoprospectus@bmo.com.

Special Committee Review Process

To review and evaluate the merits of the Share Repurchase and Concurrent Investment Disposition, the board of directors of Osisko established a special committee of independent directors (the "Special Committee"). Stikeman Elliott LLP acted as legal advisor to Osisko in connection with the Share Repurchase and Concurrent Investment Disposition and the Special Committee retained National Bank Financial Inc. as its independent financial advisor. The Special Committee undertook a deliberate and full consideration of the Share Repurchase and Concurrent Investment Disposition with the assistance of such advisors, and, upon the recommendation of the Special Committee that, among other things, the Share Repurchase and Concurrent Investment Disposition are in the best interests of Osisko, the board of directors of Osisko (other than one interested director who abstained from voting) unanimously approved the Share Repurchase and Concurrent Investment Disposition.

Orion is a "related party" of Osisko within the meaning of Multilateral Instrument 61‑101 ‑ Protection of Minority Security Holders in Special Transactions ("MI 61-101") since it holds Common Shares entitling it to more than 10% of the voting rights attached to all the issued and outstanding voting securities of Osisko. Therefore, the Share Repurchase and Concurrent Investment Disposition constitute "related party transaction" within the meaning of MI 61-101. Osisko is exempted from the formal valuation and minority approval requirements pursuant to MI 61-101 since neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Share Repurchase, together with the fair market value of the subject matter of, or the fair market value of the consideration for, the Concurrent Investment Disposition, represent more than 25% of the market capitalization of Osisko.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Information

Certain statements made in this press release may constitute forward-looking information or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur, including the anticipated financial and other impacts of the Secondary Offering, the Share Repurchase, the Victoria Disposition and the Dalradian Disposition and the anticipated completion of the Secondary Offering, the Share Repurchase, the Victoria Disposition and the Dalradian, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements.

The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Osisko cautions that the list of risk factors and uncertainties described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such information. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko:
Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com